ZAMII CLEAN USA CARPET AND UPHOLSTERY CLEANING CORPORATION

Unaudited Financial Statements From Inception to May 31, 2018

July 2, 2018



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Zamii Clean USA Carpet and Upholstery Cleaning Corporation
Camden, DE

We have reviewed the accompanying balance sheet of Zamii Clean USA Carpet and Upholstery Cleaning Corporation as of May 31, 2018, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 2, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ZAMII CLEAN USA CARPET AND UPHOLSTERY CLEANING CORPORATION
BALANCE SHEET
MAY 31, 2018

ASSETS

		2018
CURRENT ASSETS		
Cash	$	-
TOTAL ASSETS	$	-

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Shareholder Loan		1,725
TOTAL CURRENT LIABILITIES		1,725
TOTAL LIABILITIES		1,725
SHAREHOLDERS' EQUITY		
Common Stock (1,000 Issued and Outstanding, 2,000 Authorized, .001 par value)		1
Additional Paid-In-Capital		99
Retained Earnings (Deficit)		(1,825)
TOTAL SHAREHOLDERS' EQUITY		(1,725)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	-

Unaudited- See accompanying notes.

ZAMII CLEAN USA CARPET AND UPHOLSTERY CLEANING CORPORATION
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH MAY 31, 2018
_____

	<u>**2018**</u>
Operating Expense	
Legal & Professional	1,825
	1,825
Net Income from Operations	(1,825)
Net Income	$ (1,825)

ZAMII CLEAN USA CARPET AND UPHOLSTERY CLEANING CORPORATION
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH MAY 31, 2018
_____

	2018
Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$ (1,825)
Change in Due to Related Party	1,725
Net Cash Flows From Operating Activities	(100)
Cash Flows From Financing Activities	
Change in Common Stock	100
Net Cash Flows From Investing Activities	100
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	-
Cash at End of Period	$ -

ZAMII CLEAN USA CARPET AND UPHOLSTERY CLEANING CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF INCEPTION THROUGH MAY 31, 2018
_____

	2018
Starting Equity	-
Issuance of Stock	100
Net Income (Loss)	(1,825)
Ending Equity	(1,725)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Zamii Clean USA Carpet and Upholstery Cleaning Corporation ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a full-service carpet cleaning company for homes and businesses.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company's initial federal tax filing will be due in early 2019.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's initial Delaware tax filing will be due in early 2019.

NOTE C- RELATED PARTY TRANSACTIONS

The Company currently has a balance of $1,725 of interest-free Shareholder Loan owed to a related party, Zambonii Carpet Cleaning Inc, which is the parent company of the Company, and will be repaid at the conclusion of the crowdfunding campaign.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 2, 2018, the date that the financial statements were available to be issued.